Exhibit 99

August 24, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

This is to inform that following ESG ratings have been assigned to the Bank on August 24, 2026:

ESG Rating Provider	ESG rating
ESG Risk Assessments & Insights Limited	73.03
Crisil ESG Ratings & Analytics Limited	76

We would like to clarify that the Bank has not engaged ESG Risk Assessments & Insights Limited and Crisil ESG Ratings & Analytics Limited for any such rating or report and the same is independently prepared by them based on information available in the public domain.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight